UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FBL Financial Group, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

30239F106
(CUSIP Number)

Edward G. Parker

General Counsel

Iowa Farm Bureau Federation
5400 University Avenue
West Des Moines, IA 50266
                 (515) - 226- 6226
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January  11, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☒

CUSIP No. 30239F106
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Iowa Farm Bureau Federation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Iowa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,767,922*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 14,767,922*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,767,922*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.5%**
14	TYPE OF REPORTING PERSON HC

*	Includes 7,619 shares of Class B Common Stock, which is immediately convertible share-for-share into Class A Common Stock at the election of the holder.

**	Based upon a total of 24,394,523 shares of Common Stock, comprised of (i) 24,383,110 shares of Class A Common Stock and (ii) 11,413 shares of Class B Common Stock outstanding at November 2, 2020, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2020.

CUSIP No. 30239F106
1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Farm Bureau Property & Casualty Insurance Company
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Iowa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 201,406*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 201,406*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 201,406*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%**
14	TYPE OF REPORTING PERSON IC

*	Includes 2,390 shares of Class B Common Stock, which is immediately convertible share-for-share into Class A Common Stock at the election of the holder.

**	Based upon a total of 24,394,523 shares of Common Stock, comprised of (i) 24,383,110 shares of Class A Common Stock and (ii) 11,413 shares of Class B Common Stock outstanding at November 2, 2020, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2020.

EXPLANATORY NOTE

The Iowa Farm Bureau Federation, an Iowa non-profit corporation (“IFBF”) previously filed statements of beneficial ownership with respect to the Class A Common Stock, without par value, of FBL Financial Group, Inc., an Iowa corporation (the “Issuer”) on Schedule 13G and amendments thereto, filed with the Securities and Exchange Commission (“SEC”) on February 25, 1997, and last amended on February 13, 2014. On January 11, 2021, IFBF entered into (i) a rollover agreement with respect to the securities of the Issuer in connection with the Proposed Merger (as defined below) and (ii) a definitive agreement with respect to, among other things, governance of Merger Sub (as defined below) in connection with the Proposed Merger and governance of the Issuer as the surviving corporation in the Proposed Merger after such time as the securities of the Issuer are no longer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, IFBF is no longer eligible to file beneficial ownership reports on Schedule 13G, and is now filing this report regarding the Common Stock (as defined below) on Schedule 13D pursuant to §240.13d-1(e).

Item 1. Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to Class A Common Stock, without par value, of the Issuer (such Class A Common Stock, together with the shares of Class B Common Stock of the Issuer held by the Reporting Persons (as defined below), which are immediately convertible share-for-share into Class A Common Stock at the election of the holder, the “Common Stock”). The address of the principal executive offices of the Issuer is 5400 University Avenue, West Des Moines, IA 50266. As of the date of this Schedule 13D, the Reporting Persons held in the aggregate 14,969,328 shares of Common Stock of the Issuer, which represents 61.36% of the Issuer’s outstanding Common Stock.

Item 2. Identity and Background

(a)           This Schedule 13D is being filed by IFBF and Farm Bureau Property & Casualty Insurance Company, an Iowa domiciled stock property and casualty insurance company (“FBP&C” and together with IFBF, the “Reporting Persons”).

(b)-(c)     The principal business address of (i) both Reporting Persons (ii) Farm Bureau Mutual Holding Company, the ultimate parent of FBP&C (“FBMHC”), and (iii) each of the executive officers and directors of the Reporting Persons and FBMHC is 5400 University Avenue, West Des Moines, IA 50266. The principal business of IFBF is as a non-profit agricultural organization. The principal business of FBP&C is as a property and casualty insurance company. The principal business of FBMHC is as an insurance holding company.

(d)           During the last five years, neither the Reporting Persons nor FBMHC has, nor have any of their respective executive officers or directors been, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, neither the Reporting Persons nor FBMHC has, nor have any of their respective executive officers or directors been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Each of the executive officers and directors of the Reporting Persons and FBMHC is a citizen of the United States.

The names and principal occupation of the executive officers and directors of the Reporting Persons and FBMHC are set forth on Schedule I hereto, which is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration

IFBF has been the majority owner of the Issuer from the time of its formation as a holding company in 1993. Immediately following the Issuer’s initial public offering in 1996, IFBF held approximately 54.3% of the Common Stock and Farm Bureau Mutual Insurance Company, the predecessor entity to FBP&C, held approximately 8.1% of the Common Stock. Since the Issuer’s initial public offering, each of the Reporting Persons has transacted in the Common Stock in the ordinary course of business.

The Reporting Persons estimate that the aggregate consideration that would be required for FBP&C to acquire the shares of Common Stock in the Proposed Transactions described and defined in Item 4 would be approximately $528 million (not including the impact of any outstanding equity awards). The shares of Common Stock that would be acquired by FBP&C in connection with the Proposed Transactions are currently expected to be purchased with FBP&C’s cash on hand.

Item 4. Purpose of Transaction

On September 4, 2020, FBP&C sent a letter to the board of directors of the Issuer stating that it proposed to acquire all of the outstanding Common Stock of the Issuer not owned by the Reporting Persons for $47.00 per share in cash (the “Initial Proposal”) and the Issuer issued a related press release. A copy of the proposal letter and related press release were filed as Exhibit 99.1 to the Form 8-K filed by the Issuer on September 4, 2020. Following its receipt of the Initial Proposal, the board of directors of the Issuer formed a special committee, and such special committee retained legal and financial advisors in connection with its review, evaluation and response to the Initial Proposal.

On January 11, 2021, following review and evaluation of the Initial Proposal and negotiation by the parties with respect thereto, the Issuer entered into (i) an Agreement and Plan of Merger, providing for the acquisition by FBP&C of the Common Stock of the Issuer not owned by the Reporting Persons for $56.00 per share in cash, to be effectuated through the merger of a wholly owned subsidiary of FBP&C (“Merger Sub”) with and into the Issuer, with the Issuer as the surviving entity (the “Proposed Merger”) and (ii) a Rollover Agreement, providing for the contribution by each Reporting Person to Merger Sub of such Reporting Person’s Common Stock and the contribution by FBP&C to Merger Sub of the aggregate consideration required for FBP&C to acquire the shares of Common Stock in the Proposed Transactions described and defined herein, immediately prior to the Proposed Merger, in exchange for shares of common stock of Merger Sub (the “Proposed Rollover”). A copy of the Agreement and Plan of Merger is attached hereto as Exhibit 2.1 (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed on January 11, 2021). A copy of the Rollover Agreement is attached hereto as Exhibit 2.2 (incorporated by reference to Exhibit 2.2 to the Issuer’s Form 8-K filed on January 11, 2021).

On January 11, 2021, in connection with the Proposed Merger and the Proposed Rollover, the Reporting Persons entered into an agreement (the “Governance Agreement”) pursuant to which, among other things, the Reporting Persons agreed to certain governance provisions relating to Merger Sub in connection with the Proposed Merger and to enter into a shareholders’ agreement relating to their ownership of Issuer as the surviving corporation in the Proposed Merger after such time as the securities of the Issuer are no longer registered under the Exchange Act (the transactions contemplated under the Governance Agreement, together with the Proposed Merger and the Proposed Rollover, the “Proposed Transactions”). A copy of the Governance Agreement is attached hereto as Exhibit 99.1.

The Proposed Transactions may result in the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, the delisting of the Common Stock from the New York Stock Exchange and the Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

The summary above is qualified in its entirety by reference to Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed on January 11, 2021), the Rollover Agreement (incorporated by reference to Exhibit 2.2 to the Issuer’s Form 8-K filed on January 11, 2021) and the Governance Agreement (attached hereto as Exhibit 99.1).

Item 5. Interests in Securities of the Issuer

(a)-(b)     As of the date of this Schedule 13D, the Reporting Persons held in the aggregate 14,969,328 shares of Common Stock of the Issuer, which represents 61.36% of the outstanding Common Stock. The percentages used in this Schedule 13D are calculated based upon 24,394,523 outstanding shares of Common Stock as of November 2, 2020 as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2020. As of the date of this Schedule 13D, certain executive officers and directors of the Reporting Persons beneficially owned shares of Common Stock of the Issuer as follows:

Holder	Position	Number of Shares of Common Stock
Donald Joseph Seibel	Chief Financial Officer, Treasurer (FBP&C)	23,326
Daniel David Pitcher	Chief Executive Officer (FBP&C)	6,462
Kevin Donald Paap	Director (FBP&C)	3,299
Lori Kay Geadelmann	Vice President & Chief Compliance Officer (FBP&C)	2,361
Scott Everett VanderWal	Director (FBP&C)	2,000
Daniel M. Koster	Vice President, Marketing & Agency Services (FBP&C)	1,690
Craig Duane Hill	President, Director (IFBF); Director (FBP&C)	1,000
Donald Kenneth Kemp	Director (FBP&C)	1,000
Joseph L. Dierickx	Director (IFBF)	270
Jay William Seiboldt	Chief Operating Officer – Property Casualty (FBP&C)	252

(c)           As of the date of this Schedule 13D, and within the past 60 days, to the best of each Reporting Person’s knowledge and belief, no transactions involving Common Stock of the Issuer had been engaged in by the Reporting Person or by the Reporting Person’s or FBMHC’s respective directors or executive officers, other than as set forth below:

Holder	Trade Date	Number of Shares Purchased	Price Per Share	Transaction Details
Daniel David Pitcher	December 31, 2020	59.576	$52.51	401(k) dividend reinvestment of $3,128.35
Donald Joseph Seibel	November 18, 2020	0.440	$51.19	401(k)contribution of $22.50
Donald Joseph Seibel	December 31, 2020	18.998	$52.51	401(k) dividend reinvestment of $997.61
Donald Joseph Seibel	December 31, 2020	84.765	$52.51	Deferred compensation plan dividend equivalent accrual (stock-settled RSUs)
Lori Kay Geadelmann	November 18, 2020	0.488	$51.19	401(k) contribution of $25.00
Lori Kay Geadelmann	December 18, 2020	0.476	$52.55	401(k) contribution of $25.00
Lori Kay Geadelmann	December 31, 2020	2.422	$52.51	401(k) dividend reinvestment of $127.20
Lori Kay Geadelmann	December 31, 2020	3.627	$52.51	Brokerage account dividend reinvestment
Lori Kay Geadelmann	December 31, 2020	16.165	$52.51	Deferred compensation plan dividend equivalent accrual (stock-settled RSUs)
Daniel M. Koster	December 31, 2020	15.581	$52.51	401(k) dividend reinvestment of $818.15

(d)           None.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than (i) as set forth in Item 4 of this Schedule 13D and with respect to the agreements described in this Schedule 13D and (ii) as set forth in (a) the Restated Stockholders’ Agreement Regarding Management and Transfer of Shares of Class B Stock of FBL Financial Group, Inc., effective February 14, 2013, and (b) the Royalty & License Agreement, effective January 1, 2010, by and among Farm Bureau Mutual Holding Company, FBP&C, Western Agricultural Insurance Company, Farm Bureau Life Insurance Company and IFBF, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) involving the Reporting Persons, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits.

2.1	Agreement and Plan of Merger, dated January 11, 2021, by and among FBP&C, Merger Sub and the Issuer (incorporated by reference to Exhibit 2.1 to the Issuer’s Form 8-K filed on January 11, 2021)

2.2	Rollover Agreement, dated January 11, 2021, by and among Merger Sub, FBP&C and IFBF (incorporated by reference to Exhibit 2.2 to the Issuer’s Form 8-K filed on January 11, 2021)

99.1	Agreement between IFBF and FBP&C, dated January 11, 2021

99.2	Press Release issued by the Issuer, dated January 11, 2021 (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K filed on January 11, 2021)

99.3	Joint Filing Agreement, dated as of January 14, 2021

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   January 14, 2021

IOWA FARM BUREAU FEDERATION

By:	/s/ Edward G. Parker
	Name:	Edward G. Parker
	Title:	General Counsel

FARM BUREAU PROPERTY & CASUALTY INSURANCE COMPANY

By:	/s/Edward G. Parker
	Name:	Edward G. Parker
	Title:	General Counsel

Schedule I

Directors and Executive Officers of The Reporting Persons and FBMHC

Name and Title	Principal Occupation
Donald Joseph Seibel Chief Financial Officer and Treasurer (FBP&C and FBMHC)	Insurance executive

Craig Duane Hill President and Director (IFBF); Director (FBP&C and FBMHC)	Farmer

Daniel David Pitcher Chief Executive Officer (FBP&C and FBMHC)	Insurance executive

Duane Joseph Johnson Jr. Executive Director (IFBF); Senior Vice President and Secretary (FBP&C and FBMHC)	Executive

Richard Wayne Felts Chairman (FBP&C and FBMHC)	Farmer

Lori Kay Geadelmann Vice President and Chief Compliance Officer (FBP&C and FBMHC)	Insurance executive

Jeffrey Arnold Whitehead Chief Investment Officer (FBP&C and FBMHC)	Insurance executive

Jay William Seiboldt Chief Operating Officer – Property Casualty Companies (FBP&C and FBMHC)	Insurance executive

Kelli Ann Eddy Vice President – Property Casualty (FBP&C and FBMHC)	Insurance executive

Daniel M. Koster Vice President Marketing and Agency Services (FBP&C and FBMHC)	Insurance executive

Ronald L. Mead Vice President Sales and Distribution (FBP&C and FBMHC)	Insurance executive

Wesley Kim Austen Director (FBP&C and FBMHC)	Retired insurance executive

Ron Bennet Gibson Director (FBP&C and FBMHC)	Farmer

Jeffery Alan Grossenbacher Director (FBP&C and FBMHC)	Farmer

Joe David Heinrich Director and Vice President (IFBF); Director (FBP&C and FBMHC)	Farmer

Donald Kenneth Kemp Director (FBP&C and FBMHC)	Retired audit partner

Mark Allen McHargue Director (FBP&C and FBMHC)	Farmer

Craig William Ogden Director (FBP&C and FBMHC)	Farmer

Kevin Donald Paap Director (FBP&C and FBMHC)	Farmer

James Dale Sipes Director (FBP&C and FBMHC)	Farmer

Stefanie Andrea Smallhouse Director (FBP&C and FBMHC)	Farmer

Scott Everett VanderWal Director (FBP&C and FBMHC)	Farmer

Mark Harvey Buskohl Director (IFBF, FBP&C and FBMHC)	Farmer

Matthew Schuiteman Director (IFBF)	Farmer

Andrew Hill Director (IFBF)	Farmer

Randall J. Brincks Director (IFBF)	Farmer

Brent Johnson Director (IFBF)	Farmer

Joseph L. Dierickx Director (IFBF)	Farmer

William R. Frazee Director (IFBF)	Farmer

Tim Kaldenberg Director (IFBF)	Farmer

Richard Plowman Director (IFBF)	Farmer

Edward Parker General Counsel (IFBF, FBP&C and FBMHC)	Executive

- 11 -